Paul D. Chestovich
Direct Dial: (612) 672-8305
Direct Fax: (612) 642-8305
paul.chestovich@maslon.com

October 23, 2015

Via EDGAR

Ms. Suzanne Hayes Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”) Registration Statement on Form S-1 Filed August 27, 2015 File No. 333-206626

Dear Ms. Hayes:

This letter responds on behalf of the Company to your comment letter dated September 4, 2015, with respect to above-referenced filing made by the Company with the Commission. To facilitate your review, we have included in this letter your original comment (in bold) followed by our response.

General

1.	Please amend your registration statement to incorporate by reference your Form 10-Q for the period ended March 31, 2015 filed on May 14, 2015 and your definitive proxy statement filed on April 30, 2015. Please see Item 12(a)(2) of Form S-1 for guidance.

RESPONSE: Together with this response letter we have filed an amendment to our Registration Statement on Form S-1, which amendment incorporates by reference our Form 10-Q for the period ended March 31, 2015 filed on May 14, 2015 and our definitive proxy statement filed on April 30, 2015.

*     *     *     *     *

Ms. Suzanne Hayes Assistant Director Securities and Exchange Commission Page 2 October 23, 2015

As requested in your September 4, 2015 comment letter, the Company hereby acknowledges as follows:

[1]	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2]	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3]	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Very truly yours,

Paul D. Chestovich

cc:	Jon Sabes
Bill Acheson
Jon Gangelhoff